UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

23 September 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	GBP formal press release

2.	GBP Telecom press release

3.	CHF formal press release

4.	CHF Telecom press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 23 September 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

TCNZ FINANCE LIMITED ANNOUNCES RESULTS IN RELATION TO EXCHANGE

OFFERS AND CONSENT SOLICITATIONS

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO ANY US PERSON (AS

DEFINED IN REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF

1933, AS AMENDED)

23 September 2011

Further to its early submission results announcement of 14 September 2011, TCNZ Finance Limited (the “Issuer”) hereby announces the results in relation to the Exchange Offers and Consent Solicitation described in the announcement of 31 August 2011 (the “Launch Announcement”). Capitalised terms used in this announcement have the same meanings ascribed to them in the Launch Announcement.

At the meetings of holders of each of the GBP125,000,000 5.625 per cent. Notes due 2018 issued by the Issuer acting through its Australian branch (ISIN: XS0168222056) (the “Existing 2018 Notes”) and the GBP150,000,000 5.75 per cent. Notes due 2020 issued by the Issuer acting through its Bermudan branch (ISIN:XS0216258177) (the “Existing 2020 Notes”) held on 22 September 2011, the Extraordinary Resolutions were duly passed. Additionally, the Issuer received irrevocable instructions from holders of GBP102,581,000 in aggregate principal amount of Existing 2018 Notes and GBP132,242,000 in aggregate principal amount of Existing 2020 Notes to exchange Existing 2018 Notes and Existing 2020 Notes for new 2020 Notes to be issued by Chorus Limited (the “Chorus 2020 Notes”), conditional on the satisfaction of the relevant Transaction Conditions described in the offer memorandum dated 31 August 2011 (the “Offer Memorandum”). As a result, and conditional on satisfaction of the relevant Transaction Conditions described in the Offer Memorandum, (i) GBP22,419,000 of Existing 2018 Notes and GBP17,758,000 of Existing 2020 Notes will be left outstanding; and (ii) GBP 234,823,000 of Chorus 2020 Notes will be issued.

For further information:

Further details about the transaction can be obtained from:

The Dealer Manager:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44(0) 207 986 8969

Email: liabilitymanagement.europe@citi.com

The Tabulation and Exchange Agent:

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44 (0) 20 7508 3867

Email: exchange.gats@citi.com

The Dealer Manager does not take responsibility for the contents of this announcement and none of the Issuer, the Guarantors, the Dealer Manager, the Tabulation and Exchange Agent, or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Exchange Offers or the Consent Solicitations.

Jurisdictional Restrictions:

This announcement and the Offer Memorandum do not constitute an invitation to participate in the Exchange Offers in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of the Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tabulation and Exchange Agent to inform themselves about and to observe, any such restrictions.

United States

The Exchange Offers are not being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States or to, or for the account or benefit of, any U.S. person (within the meaning of Regulation S under the Securities Act). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. Accordingly, copies of the Offer Memorandum and any other offer memoranda, documents or materials relating to the Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or Trustee) in or into the United States or to U.S. persons and Existing 2018 Notes and Existing 2020 Notes cannot be offered for exchange in the Exchange Offers by any such use, means, instruments or facilities or from within the United States or by U.S. persons. Any purported offer of Existing 2018 Notes and Existing 2020 Notes for exchange resulting directly or indirectly from a violation of these restrictions will be invalid and any purported offer of Existing 2018 Notes and Existing 2020 Notes for exchange made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a nominee giving instructions from within the United States or any U.S. person will not be accepted.

The Offer Memorandum is not an offer of securities for sale in the United States or to U.S. persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New 2020 Notes have not been, and will not be, registered under the Securities Act, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from the registration requirements of the Securities Act and applicable state security laws. The purpose of the Offer Memorandum is limited to the Offers and the Consent Solicitations and the Offer Memorandum may not be sent or given to a person in the United States or to a U.S. person or otherwise to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act.

Each Eligible Noteholder participating in an Exchange Offer will represent that it is not located in the United States and is not participating in the relevant Exchange Offer from the United States, that it is participating in the relevant Exchange Offer in accordance with Regulation S under the Securities Act and is not a U.S. person, or that it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Exchange Offer from the United States and is not a U.S. person. For the purposes of this and the above two paragraphs, “United States” means United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

The communication of the Offer Memorandum and any other offer memoranda, documents or materials relating to the Exchange Offers is not being made and such offer memoranda, documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the FSMA. Accordingly, such offer memoranda, documents and/or materials are not being distributed to, and must not be communicated to, the general public in the United Kingdom. The communication of such offer memoranda, documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or any other persons to whom it may otherwise lawfully be made under the Order.

Belgium

Neither the Offer Memorandum nor any other offer memoranda, documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Exchange Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, the “Belgian Public Offer Law”), each as amended or replaced from time to time. Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither the Offer Memorandum nor any other offer memoranda, documents or materials relating to an Exchange Offer (including any memorandum, information circular, brochure or any similar offer memoranda or documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, the Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in the Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither the Offer Memorandum nor any other offer memorandum, document or material relating to the Exchange Offers has been or shall be distributed to the public in France and only qualified investors (Investisseurs Qualifiés) other than individuals, as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 and D.411.3 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offer. The Offer Memorandum has not been submitted for clearance to, or approved by, the Autorité des Marchés Financiers.

Italy

None of the Exchange Offers, the Offer Memorandum or any other documents or materials relating to the Exchange Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”). The Exchange Offers are being carried out in the Republic of Italy (Italy) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“CONSOB Regulation”). The Exchange Offers are not available to investors located in Italy that do not qualify as qualified investors (investitori qualificati), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the CONSOB Regulation (“Ineligible Italian Investors”). Ineligible Italian Investors may not participate in the Exchange Offers, and neither the Offer Memorandum nor any other documents or materials relating to the Existing Notes, the New 2020 Notes or the Exchange Offers may be distributed or made available to Ineligible Italian Investors. Holders or beneficial owners of the Notes that are located in Italy and qualify as qualified investors (investitori qualificati) can participate in the Exchange Offers through authorised persons and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

New Zealand

The Exchange Offers are not being made, directly or indirectly, to the public in New Zealand in terms of the Securities Act 1978 (New Zealand). In particular, but without limitation, the Exchange Offers may only be made either (A) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978, or (B) to any other persons in circumstances where there is no contravention of the Securities Act 1978. Neither the Offering Memorandum nor any other advertisement (as defined in the Securities Act 1978) relating to the Exchange Offers may be published, or distributed to any persons, in New Zealand (other than such persons referred to in (A) and (B) above).

Hong Kong

The Exchange Offers will not be made in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (“SFO”) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. The Offer Memorandum, and any advertisement or invitation relating to the Exchange Offers will not be made available to the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Australia

The Exchange Offers are only available to persons in Australia who are ‘professional investors’ within the meaning of section 9 of the Corporations Act 2001 (Commonwealth) (Corporations Act) or ‘wholesale clients’ within the meaning of sections 761G(4) and 761G(7)(c) of the Corporations Act. The Offer Memorandum:

(a)	is not a disclosure document or a product disclosure statement for the purposes of the Corporations Act. The Offer Memorandum has not been and will not be lodged with the Australian Securities and Investments Commission (ASIC); and

(b)	does not contain all the information that a prospectus or a product disclosure statement is required to contain.

The distribution of the Offer Memorandum in Australia has not been authorised by ASIC or any other regulatory authority in Australia.

Canada

The Exchange Offers are not being made to, or for the account or benefit of any person resident in Canada or any person otherwise subject to applicable Canadian securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, multilateral or national instruments, orders, rulings and other regulatory instruments issued or adopted by any securities commission or similar regulatory authority in Canada.

No securities commission or similar regulatory authority in Canada has reviewed the offering memorandum or has in any way passed upon the merits of the securities offered hereunder nor has it reviewed this offering memorandum and any representation to the contrary is an offence.

General

The Offer Memorandum does not constitute an offer to sell or buy or a solicitation of an offer to sell or buy the Existing Notes and/or New 2020 Notes, as applicable, and the offer of the Existing Notes for exchange in the Exchange Offers will not be accepted from Noteholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Exchange Offer or the Consent Solicitations to be made by a licensed broker or dealer and the Dealer Manager or any of its respective affiliates is such a licensed broker or dealer in such jurisdictions, such Exchange Offer or the Consent Solicitations shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of the Issuer in such jurisdictions.

23 September 2011

Telecom announces results in relation to its GBP Euro medium term note (EMTN) consent solicitation and exchange offer

On 31 August 2011, Telecom launched a consent solicitation and offer inviting existing holders of Telecom’s GBP125m EMTN bonds maturing in 2018 (ISIN: XS0168222056) and Telecom’s GBP150m EMTN bonds maturing in 2020 (ISIN:XS0216258177) to exchange their bonds for Chorus GBP EMTN bonds maturing in 2020 (conditional on the demerger being effected).

Under the terms of the Telecom EMTN trust deed, the demerger of Telecom may result in an event of default unless the prior approval of the holders of each of the two GBP series of EMTN bonds (in excess of three-fourths of bond holders present and voting, subject to quorum requirements) is obtained.

At the GBP EMTN bond holder meetings held on 22 September 2011, the holders of each of the existing 2018 GBP EMTN bonds and 2020 GBP EMTN bonds duly passed the extraordinary resolutions waiving any event of default which may arise as a result of the proposed demerger.

Additionally, Telecom received irrevocable instructions from holders of GBP102,581,000 worth of Telecom’s 2018 GBP EMTN bonds and GBP132,242,000 worth of Telecom’s 2020 GBP EMTN bonds electing to exchange their bonds for the new Chorus GBP EMTN bonds. As a result, and conditional on the demerger being effected, (i) GBP22,419,000 of the existing Telecom EMTN bonds maturing in 2018 and GBP17,758,000 of the existing Telecom EMTN Bonds maturing in 2020 will be left outstanding post-demerger; and (ii) GBP234,823,000 of Chorus GBP EMTN bonds maturing in 2020 will be issued post-demerger.

The document published is a formal press release which has been distributed on the Luxembourg Stock exchange.

This announcement and the offer memorandum does not constitute an invitation to participate in the exchange offers in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. In particular, the offer memorandum is not for distribution in the United States or to any US Person (as defined in Regulation S under the United States Securities Act of 1933, as amended).

ENDS

For investor enquiries, please contact:

Mark Laing

GM Capital Markets

+64 (0) 27 227 5890

TCNZ FINANCE LIMITED ANNOUNCES RESULTS IN RELATION TO CHF CONSENT SOLICITATION

23 September 2011

Further to its early submission results announcement of 16 September 2011, TCNZ Finance Limited (the “Issuer”) hereby announces the results in relation to the Consent Solicitation described in its announcement of 31 August 2011 (the “Launch Announcement”). Capitalised terms used in this announcement have the same meanings ascribed to them in the Launch Announcement and the consent solicitation memorandum dated 31 August 2011 (the “Consent Solicitation Memorandum”).

At the meeting of holders of the CHF200,000,000 4.375 per cent. Notes due 2012 issued by the Issuer acting through its Bermudan branch (ISIN: CH0043741690) (the “Notes”) held on 22 September 2011, the Extraordinary Resolution was duly passed.

Further details about the transaction can be obtained from:

The Dealer Managers:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44(0) 207 986 8969

Email: liabilitymanagement.europe@citi.com

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

United Kingdom

Tel: +44 20 7883 9198

Attention: Liability Management Group

email: liability.management@credit-suisse.com

The Swiss Proxy Agent:

Credit Suisse AG

Uetlibergstrasse 231

8070 Zurich

Switzerland

Tel: +41 44 333 49 73

+41 44 333 28 86

Attention: Transaction Advisory Group

Email: walter.huni@credit-suisse.com

joerg.nubbemeier@credit-suisse.com

The Tabulation and Exchange Agent:

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44 (0) 20 7508 3867

Email: exchange.gats@citi.com

The Dealer Managers do not take responsibility for the contents of this announcement and none of the Issuer, the Guarantors, the Dealer Managers, the Swiss Proxy Agent, the Tabulation Agent, or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Consent Solicitation.

Jurisdictional Restrictions:

This announcement and the Consent Solicitation Memorandum do not constitute an invitation to participate in the Consent Solicitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful under applicable securities laws. The distribution of the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Consent Solicitation Memorandum comes are required by each of the Issuer, the Dealer Managers, the Swiss Proxy Agent and the Tabulation Agent to inform themselves about and to observe, any such restrictions.

23 September 2011

Telecom announces results in relation to its Swiss Franc (CHF) Euro medium term note (EMTN) consent solicitation

Under the terms of the Telecom EMTN trust deed, the demerger of Telecom may result in an event of default unless the event of default is waived via an extraordinary resolution of the holders of the CHF200m series of Telecom EMTN bonds maturing in 2012 (ISIN CH0043741690) (the ‘CHF Notes’). An extraordinary resolution requires the approval of three-fourths of CHF Note holders present and voting, subject to quorum requirements.

On 31 August 2011, Telecom launched a consent solicitation inviting CHF Note holders to waive the potential event of default and approve a new condition requiring Telecom to redeem all of the CHF Notes at their early redemption amount if final court orders relating to the demerger are obtained. At a meeting of CHF Note holders held on 22 September 2011, CHF Note holders duly passed the extraordinary resolution.

The document published is a formal press release which will be distributed on the Swiss Stock exchange.

This announcement does not constitute an invitation to participate in the consent solicitation in or from any jurisdiction where such participation would be unlawful.

ENDS

For investor enquiries, please contact:

Mark Laing

GM Capital Markets

+64 (0) 27 227 5890